Item 77I - 	Deutsche Large Cap Focus Growth
Fund (a series of Deutsche
Investment Trust)
Class T shares for Deutsche Large Cap Focus Growth
Fund became effective on March 16, 2017. Class T shares are only available through certain financial intermediaries and are sold with a front-end sales load but no deferred sales charge when shares are sold.
As of September 19, 2017, Class T shares were not available for purchase for Deutsche Large Cap Focus
Growth Fund.